Exhibit 99.1

Senior Mining Executive, Patrick Downey, Joins Claude Resources Inc.'s Board of Directors

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Jan. 29, 2015 /CNW/ - Claude Resources Inc.'s ("Claude" and or the "Company") Board of Directors ("Board") is pleased to announce that Mr. Patrick Downey has joined the Board, effective January 30, 2015.

"Mr. Downey is a veteran mining executive and will add significant technical and strategic depth to our Board," stated Brian Booth, Chair of the Board. "His proven track record for operational success comes at a vital time for the Company as we advance Santoy Gap and grow both our margins and production at the Seabee Gold Operation."

Mr. Downey brings over 25 years of international experience in the resource industry. Most recently, Mr. Downey was the President and Chief Executive Officer ("CEO") of Elgin Mining Inc., which was acquired by Mandalay Resources Inc. in June of 2014. Prior to joining Elgin Mining Inc., Mr. Downey held the position of President, CEO and Director of Aura Minerals Inc. Mr. Downey was President, CEO and Director of Viceroy Exploration Ltd. before its acquisition by Yamana Gold Inc. in 2006. He also served as President of Oliver Gold Corporation and completed the merger of that company to form Canico Resources which was subsequently purchased by Vale Corporation for over $800 million. He has held numerous senior engineering positions at several large scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen's University in Belfast, Ireland.

Mr. Downey stated, "I am very pleased to join Claude's Board at this exciting time in its growth. The Santoy project offers significant long term growth with excellent margins and the Seabee Gold Operation is also producing very strong and sustainable cash flow. The Company has worked diligently over the past 12 months to improve its balance sheet and is now well positioned to provide excellent returns to its investors."

In addition, the Company has ended its formal strategic review process and its engagement with Deloitte Corporate Finance Inc. In 2014, the Company successfully improved its capital structure and exceeded its operating guidance with record gold production from the Seabee Gold Operation. During 2015, the Company will remain focused on safety and environment, cost containment, improving margins and growing production at the Seabee Gold Operation and will continue to explore opportunities to maximize shareholder value.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505, or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 07:45e 29-JAN-15